UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on July 19, 2017
2.	Annual Meeting Proxy Card
3.	Proxy Statement
4.	Letter to Shareholders

Item 1

GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION

Vote by Internet

• Go to www.envisionreports.com/GPRK

• Or scan the QR code with your smartphone

• Follow the steps outlined on the secure website

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the
GEOPARK LTD Annual General Meeting to be Held on 19 JULY 2017

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.
Step 1: Go to www.envisionreports.com/GPRK to view the materials.
Step 2: Click on Cast Your Vote or Request Materials.
Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before July 9, 2017 to facilitate timely delivery.

02MFKC

Annual General Meeting Notice

GEOPARK LTD’s Annual General Meeting will be held on 19 JULY 2017 at NUESTRA SEÑORA DE LOS ÁNGELES, 179, LAS CONDES, SANTIAGO, CHILE at 10 A.M. Local Time (GMT-4).

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 11:

1.       To re-elect Gerald Eugene O´Shaughnessy as Director of the Company.

2.       To re-elect James Franklin Park as Director of the Company.

3.       To re-elect Peter Ryalls as Director of the Company.

4.       To re-elect Juan Cristobal Pavez as Director of the Company.

5.       To re-elect Carlos Alberto Gulisano as Director of the Company.

6.       To re-elect Pedro Enrique Aylwin Chiorrini as Director of the Company.

7.       To re-elect Robert Bedingfield as Director of the Company.

8.       To elect Michael D. Dingman as Director of the Company.

9.       To elect Jamie B. Coulter as Director of the Company.

10.     To re-appoint Price Waterhouse & Co SRL as auditors of the Company.

11.     To authorize the Audit Committee, composed of three Directors, to fix the remuneration of the Auditors.

12.     To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2016.
         (not a true proposal, no voting boxes).

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring your ID card and this notice with you.

Directions to GeoPark Limited 2017 Annual General Meeting

Here’s how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

Telephone - Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

Email - Send email to investorvote@computershare.com with “Proxy Materials GEOPARK LTD” in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by July 9, 2017.

02MFKC

Item 2

GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., EST/EDT, on July 18, 2017.

Vote by Internet

• Go to www.envisionreports.com/GPRK

• Or scan the QR code with your smartphone

• Follow the steps outlined on the secure website

Vote by telephone

• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone

• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

02MFIB

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — GEOPARK LTD

Notice of 2017 Annual Meeting of Shareholders

NUESTRA SEÑORA DE LOS ÁNGELES, 179, LAS CONDES, SANTIAGO, CHILE
Proxy Solicited by Board of Directors for Annual Meeting — 19 JULY 2017

MR. ROBERT BEDINGFIELD and MR. PEDRO ENRIQUE AYLWIN CHIORRINI, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of GeoPark Limited to be held on 19 JULY 2017 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for directors and FOR Proposals 10 and 11.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Item 3

ANNUAL GENERAL MEETING

Santiago, Chile, 19 July 2017

GEOPARK LIMITED This document is important and requires your immediate attention

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC 33273)

ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. GMT-4 on July 19, 2017 at Nuestra Señora de Los Ángeles, 179, Las Condes, Santiago, Chile.

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC 33273)

Directors:

Gerald Eugene O’Shaughnessy

(Chairman) James F. Park

Peter Ryalls

Juan Cristóbal Pavez

Carlos Alberto Gulisano

Pedro Enrique Aylwin

Robert Bedingfield

 Michael D. Dingman

Jamie B. Coulter

______________________________

Registered office:

Cumberland House

9th Floor

1 Victoria Street

Hamilton HM11

Bermuda

19 July 2017

2  ANNUAL GENERAL MEETING

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. GMT-4 on July 19, 2017 at Nuestra Señora de Los Ángeles, 179, Las Condes, Santiago, Chile.

Ordinary Business

Election and Re-appointment of Directors (Resolutions 1 to 9)

Gerald Eugene O’Shaughnessy who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

James Franklin Park who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

Peter Ryalls, who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

Juan Cristóbal Pavez, who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

Carlos Alberto Gulisano, who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

Pedro Enrique Aylwin,Chiorrini who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for election as Executive Director to serve until the next AGM.

Robert Bedingfield, who was re-appointed to the Board at the 2016 AGM of the Company to serve until the 2017 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

Michael D. Dingman, who was appointed to fill a vacancy in the Board by Resolution of the Directors dated December 20, 2016 effective January 1st, 2017 to serve until the 2017 AGM, is a candidate for election as Non-Executive Director to serve until the next AGM.

Jamie B. Coulter, who was appointed to fill a vacancy in the Board by Resolution of the Directors dated June 17, 2017 to serve until the 2017 AGM, is a candidate for election as Non-Executive Director to serve until the next AGM.

ANNUAL GENERAL MEETING  3

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 1 to 7 propose the re-appointment of all the retiring Directors. Resolutions 8 and 9 propose the appointment of two new candidates to the Board.

Please see below brief biographical details of each of the Directors standing for election and re-election pursuant to Resolutions 1 to 9.1 Your Board of Directors values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 1 to 9 electing and re-electing each of the Directors.

___________________

1Director´s share ownership is as of March 15, 2017. For further details, please refer to the Company´s Annual Report.

4  ANNUAL GENERAL MEETING

Gerald Eugene O’Shaughnessy Age: 68 Wichita, Kansas, USA Director Since: May 2002

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed The Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s.  Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, a crude by rail transloading and storage terminal in North Dakota, serving oil producers and marketing companies in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute, the Timothy P. O’Shaughnessy Foundation and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

Committee Memberships

Nomination Committee - Member

Shares and Share Equivalents Held
Common Shares	7,276,649

James F. Park Age: 61 Buenos Aires, Argentina Director Since: May 2002

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, and with legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Committee Memberships

Technical Committee - Member

Disclosure Committee - Member

Shares and Share Equivalents Held
Common Shares	7,891,269

ANNUAL GENERAL MEETING  5

Peter Ryalls Age: 67 Norfolk, United Kingdom Director Since: April 2006

Peter Ryalls has been a member of our board of directors since April 2006. Mr. Ryalls started his career working as a wireline engineer for Schlumberger in West Africa, returning to the UK in 1976 to study for his Master’s degree in Petroleum Engineering at Imperial College, London following which he joined Mobil North Sea. He moved to Unocal Corporation in 1979 where he held increasingly senior positions, including as Managing Director of Unocal UK in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an Independent Petroleum Consultant advising on international oil and gas development projects both onshore and offshore.

Committee Memberships

Compensation Committee - Member

Audit Committee – Member

Technical Committee - Chairman

Shares and Share Equivalents Held
Common Shares	109,831

Juan Cristóbal Pavez Age: 47 Santiago de Chile, Chile Director Since: August 2008

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

Committee Memberships

Audit Committee - Member

Compensation Committee - Chairman

Shares and Share Equivalents Held
Common Shares	2,951,510

6  ANNUAL GENERAL MEETING

Carlos Alberto Gulisano Age: 66 Buenos Aires, Argentina Director Since: July 2010

Carlos Alberto Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 35 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

Committee Memberships

Nomination Committee – Chairman

Technical Committee - Member

Shares and Share Equivalents Held
Common Shares	179,923

Pedro E. Aylwin Chiorrini Age: 57 Santiago de Chile, Chile Director Since: July 2013

Pedro Enrique Aylwin Chiorrini has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Committee Memberships

Nomination Committee - Member

Shares and Share Equivalents Held
Common Shares	220,859

ANNUAL GENERAL MEETING  7

Robert Bedingfield Age: 69 Potomac, Maryland, USA Director Since: March 2015

Robert Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships

Audit Committee - Chairman

Shares and Share Equivalents Held
Common Shares	69,843

Michael D. Dingman Age: 85 Nassau, Bahamas Director Since: January 2017

Michael D. Dingman is a successful international investor, businessman and philanthropist, with more than 50 years of experience. Mr. Dingman has an extensive and successful career in Wall Street as partner of Butnham & Company, and he also was Chairman and Chief Director of industrial corporations including Wheelabrator-Fryre, Signal, AlliedSignal, the Henley Group and Fisher-Scientific. His wide experience in the energy industry includes working with the Liedtke family of Pennzoil at Pogo Producing Company and as an early investor of Sidanco, on of Russia´s largest oil companies. Currently, his is Founder, President and CEO of the Shipston Group. Mr. Dingman is a former director of Ford Motor Company (21 years), Time and then Time Warner (24 years), and the Mellon Bank, Temple Industries, Temple-Inland, Continental Telephone and Teekay Shipping. He is the founder of the “Michael D. Dingman Center for Entrepreneurship” at the University of Maryland and he is benefactor and former member of the Boston Museum of Fine Arts and the John A. Hartford Foundation.

Shares and Share Equivalents Held
Common Shares	1,800

8  ANNUAL GENERAL MEETING

Jamie B. Coulter Age: 76 Wichita, Kansas, USA Director Since: May 2017

Jamie B. Coulter is a well-respected businessman, renown for spearheading the growth of a variety of businesses in diverse sectors. Mr. Coulter currently serves as Chairman and CEO of Coulter Enterprises Inc., a private investment firm. Mr. Coulter has been an investor in and strong supporter of GeoPark since 2006. Mr. Coulter was a leader in the food retail and restaurant business for more than 46 years. He built and became the Chief Executive Officer of Lone Star Steakhouse & Saloon, a company that was awarded IPO of the year and Forbes Magazine #1 Best Small Company in America for 3 consecutive years. In addition to Lone Star, he developed and operated Pizza Hut and Kentucky Fried Chicken restaurants and became the largest Pizza Hut franchisee, was inducted to the Pizza Hut Hall of Fame, and was named the Restaurants & Institutions CEO of the year. Mr. Coulter has both operating and investment experience in the oil and gas business, including , the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has a successful track record as an oil and gas investor and has been an active participant in the North American shale plays during the last ten years.

Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation; Director of Jimmy Johns, LLC; Director of Realm Cellars; Director of Cirq Estates, LLC; Director of KB Wines, LLC; Member of the Board of Trustee for HCA Wesley Medical Center and Member of the Texas Heart Institute Foundation Board. Mr. Coulter has previously served as Chairman of the Board of Directors of the Young Presidents’ Organization; Director of Empower America; Chairman of the Venice International University of Leadership; Chairman of the Board of the International Pizza Hut Franchise Holders’ Association; Chairman of the Board of Trustees of Friends University; Member of the Board of Advisors of The Wichita State University Center for Entrepreneurship; Member of the Board of Trustees for the University of Kansas School of Business; Director of Intrust Bank, N.A. and Chairman of the Board of Fox & Hound Restaurant Group.

Shares and Share Equivalents Held
Common Shares	1,008,925

ANNUAL GENERAL MEETING  9

Auditors (Resolution 10)

The Company, at each general meeting at which accounts are presented, appoints auditors to hold office until the close of the next such meeting. Price Waterhouse & Co S.R.L. has been invited to act as Auditors and they have accepted the appointment. Accordingly, it is proposed by Resolution 10 to re-appoint Price Waterhouse & Co SRL as auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 11)

Resolution 11 authorizes the Audit Committee, which is composed of three independent Directors, to fix the remuneration of Price Waterhouse & Co S.R.L.

Annual Report and Accounts

The Directors will present to Shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2016, together with the Auditors’ report on the 2016 Financial Statements.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings representing, in aggregate, 32.88%2 of the issued share capital of the Company.

Yours sincerely,

Gerald E. O’Shaughnessy,

Chairman

____________________

2As of March 15, 2017.

10  ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING

Santiago, Chile, 19 July 2017

WWW.GEO-PARK.COM

Item 4

Dear Fellow Shareholders:

We are pleased to report that the GeoPark team again delivered growth in 2016 – keeping our durable 15 year growth track record marching on. Despite some ground-scraping world oil prices, we finished the year as a better, more capable, stronger, and more valuable Company than we were the year before.

Bottom-line, GeoPark’s successful 2016 results include:

•	More oil and gas: Production increased 10% to a record 22,400 boepd with an exit production of 24,400 boepd. Total certified proven and probable (2P) reserves increased by 14% to 142.8 million boe. In Colombia, production increased by 17% and 2P reserves increased by 45% resulting from the continuing extension of the large Tigana/Jacana oil field complex.

•	More efficiencies / less costs: Industry leading finding and development costs of $1.7 per boe (consolidated) and $0.9 per boe (Colombia). Operating costs per boe were reduced by 31%, G&A costs per boe were reduced by 13%, and cash costs per boe were reduced by 23% - resulting in 85% of production being cash flow positive at oil prices of $25-30 per barrel.

•	More cash generation: Cash flows from operating activities were up 220% to $82.9 million. Adjusted EBITDA increased by 6% to $78.3 million.

•	More value: Net Present Value (NPV) of certified 2P reserves increased by 15% to $1.9 billion. Investment of $28 million in Colombia in 2016 returned an increase in 2P NPV of $351 million. Net debt adjusted 2P NPV/share increased by 19% to $23.6/share.

•	More upside: Identified and audited exploration oil and gas resources on potential plays and prospects on existing assets of 800 million to 1.5 billion boe.

•	More financial strength: Balance sheet deleveraging with $20 million less debt, cash-on-hand of $73.6 million, and credit facilities over $100 million. Implemented effective hedging program to protect against oil price volatility.

•	More capabilities: Continuous increase in technical and financial capacities and teams, including heavy oil operating expertise, performance management and oil and gas marketing specialization.

•	More opportunities: New business and new project inventory expanded to over $2 billion of potential projects in Colombia, Brazil, Argentina, Peru and Mexico – with a strong focus on initiatives with national oil companies (NOCs) across Latin America.

Our conservative long term approach has created the necessary foundation and tools for building GeoPark. Our high quality assets, risk-balanced platform across the region, financial stability, operational know-how, and capital allocation agility, coupled with our exceptional cost efficiency, allow GeoPark to permanently adapt to and thrive in a world of lower oil prices.

Letter to Shareholders   1

People

Great people create great results. So we please want to begin by thanking and recognizing the men and women in GeoPark who have kept us growing consistently towards our exciting and unique business opportunity in Latin America. Prospering through the 2015 and 2016 global oil price downturn was the perfect acid test for a player in our industry; and our successful record during these years – as well as through previous global financial or local crises – is a testament to the heart, professionalism and agility of our team.

As an entrepreneurial and battle-tested company that has grown from scratch into one of Latin America’s leading independents, we attribute our success to a proud culture based on trust – and which is the catalyst for our continuous record of safe, clean, neighborly, transparent and successful operations.

Our gratitude extends to the relentlessly supportive families of all our team members who have contributed immensely by supporting where we have been and where we are going. And, as always, important thanks to our Board of Directors for their hands-on approach, strong commitment, and extra efforts in helping GeoPark improve and grow.

Business Platform

Latin America has an immense hydrocarbon resource base - second only to the Middle East, a welcoming business environment, and relatively few independent players. GeoPark’s vision and value proposition is to capture this big upstream oil and gas opportunity by becoming the leading independent company in the region. We take a technical approach and identify high value under-exploited proven hydrocarbon basins – based on geological, infrastructure and regulatory factors – and then work to establish long term strategic positions in the targeted regions.

Our systematic expansion to date has resulted in building stable and growing businesses in Colombia, Chile, Brazil, Argentina and Peru. Each country is managed by reputable and capable local teams, with supporting production and cash flows, attractive underlying reserves and resources, and inventories of new project opportunities. Our unique self-funding platform now consists of 27 hydrocarbon blocks covering 6 million acres in 10 proven hydrocarbon basins in 5 countries, with a rich and balanced mix of production, development, exploration and unconventional resource projects.

Our independent country businesses are further enhanced by being supported by an overall corporate organization, which improves efficiencies, reduces costs with operational and financial synergies, controls quality, pushes performance, and more effectively grows our overall company by allocating capital to the best shareholder value-adding projects.

Our in-house SPEED value system is the critical success ingredient, which creates positive interdependence with the communities where we operate and ensures safe and environmentally-clean operational performance with the goal of making us the partner-of-choice, employer-of-choice and neighbor-of-choice.

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Briefly looking at each of our businesses:

Colombia Business

GeoPark is leading the strongest upstream project currently in Colombia. In less than five years we have grown from zero to be the fourth largest oil operator in the country – and are currently proving up what is being called the largest oil field discovery in Colombia in the last 20 years.

Our key asset is the Llanos 34 block (GeoPark operated), which we have grown from 0 to 45,000+ bopd gross production in just five years. During 2016, following the successful appraisal drilling in the Tigana/Jacana oil field complex, we materially increased the field size – and our Colombian certified 2P and 3P reserves increased by 45% and 63% to 67.4 million boe and 94.9 million boe respectively. Our 2P reserve life index increased to 11.8 years and the reserve replacement ratio reached a record-high 468%. Our 2P NPV10 and 3P NPV10 in Colombia increased to $1.0 billion and $1.4 billion respectively.

Llanos 34 is a highly-attractive, low risk, low cost and high netback block which provides a very profitable production base in a cyclical business. Due to the expertise of our local teams, net finding and development costs (F&D costs) for 2016 were just $1.8 per boe on a 1P basis and $0.9 per boe on a 2P basis. We have a big inventory of wells to increase production, with IRRs exceeding 500% and six-month paybacks, assuming a $40 per barrel Brent oil price.

In a constant effort to find the best route to market, we implemented an off-take agreement with Trafigura and increased the amount of oil that we sell at the wellhead. We are also carrying out engineering and environmental studies to increase pipeline access.

Chile Business

We are Chile’s first private oil and gas producer. We built the business from a flat-footed start-up in 2006 to a solid business with current production of approximately 3,500 boepd (64% gas, 36% oil), 2P reserves of 38 million boe and 6 blocks with approximately one million acres, consisting of approximately 320-770 million boe of exploration and unconventional resources. Production and reserves decreased in 2016 due the natural decline of the fields and limited drilling activity since 2014. Our Chilean team has done an excellent job of improving efficiencies and maintaining production stability with very little new investment.

In early 2017, GeoPark extended its gas off-take contract with Methanex to 2026 to supply its large methanol plant in Punta Arenas.

Brazil Business

Our Brazil business represents a strategic base with a fully developed secure cash flow producing asset (a non-operated interest in the Manati field, one of Brazil’s largest producing gas fields, operated by Petrobras) and 8 exploration blocks in onshore mature proven hydrocarbon basins (Potiguar, Reconcavo, and Sergipe Alagoas). Estimated exploration resources for our Brazilian asset base are approximately 70-130 million boe – and GeoPark will drill 2-3 exploration wells in 2017 to begin to test this potential.

GeoPark has identified attractive onshore hydrocarbon opportunities in Brazil and is working with Petrobras and other operators in an effort to expand its asset base.

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Argentina Business

Our team has strong technical and operational experience and a proven track-record in Argentina. We acquired high potential low risk exploration blocks in the prolific Neuquen basin – with estimated net exploration resources of 30-50 million boe - and will be testing those prospects, with our partners, Pluspetrol and Wintershall, in 2017.

A new administration was elected in Argentina in December 2015, which has improved the outlook for investing in Argentina, paved the way for renewed interest in direct foreign investments, and attracted new upstream players to the country.

Peru Business

GeoPark was selected as the partner of choice by PetroPeru in their return to the upstream business and the new government issued a presidential decree ratifying this decision in December 2016, giving us the requisite regulatory approval for developing the Morona Block. This project has become emblematic of Peru’s return to upstream activity, and GeoPark is the operator with a 75% working interest.

Morona is a large block in the proven Maranon Basin with a very large upside potential (approximately 320-500 million boe) with several high impact plays and prospects. The key asset within this block is the Situche Central oil field, which was discovered and proven up by two tested wells, and which has certified gross 3P reserves of 83 million barrels, a big 200 million barrel potential, and the opportunity for near term cash flow. Morona represents an important acquisition and strategic fit for GeoPark that significantly increases our overall inventory of reserves and exploration resources and can contribute to our long term durable growth. GeoPark has designed a phased work program that permits a step-by-step development to put the Situche Central field into production initially through a long-term test to begin generating cash flow.

New Projects and Countries

With our long term approach, GeoPark has stayed in the hunt to acquire attractively-valued new oil and gas upstream opportunities across Latin America and has built an impressive inventory of new projects over the last ten years. Following the lower oil price environment, national and major oil companies, which control the biggest and best hydrocarbon acreage, are reevaluating their portfolios and initiating divestment programs. Our regional platform and reputation give us first mover advantage in potentially acquiring these attractive projects.

We are also making progress towards establishing a new platform in Mexico, where regulatory reforms have opened the door for private companies to access Mexico’s highly attractive hydrocarbon assets – many of which are an excellent fit for GeoPark’s skill set.

As a result of its large and diversified organic asset portfolio, GeoPark has the ability to be a patient asset acquirer, and can wait for good market windows to secure new assets and acreage at economic prices.

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Outlook

Our 2017 plan is focused on growth. We are more than doubling our capital expenditures this year to a $80-90 million base case capital investment program - considering Brent oil prices of $45-50 per barrel. The work program provides for a 30-35 well drilling program targeting production growth of 20-25% and an exit production of 30,000 boepd, and includes:

•	15-20 gross well development, appraisal and exploration drilling program in the Llanos 34 Block in the Llanos Basin in Colombia

•	8 gross well exploration drilling program in the prolific Neuquen Basin in Argentina

•	3-4 gross well exploration and development drilling program in the mature Magallanes Basin in Chile

•	2-3 gross well exploration drilling program in the mature onshore Reconcavo and Potiguar Basins in Brazil

An effective tool which GeoPark has developed to manage its five country portfolio is its capital allocation methodology. This system enables the Company to review and select from a wide range of projects generated by each business unit team with different returns, potentials, risks, sizes, timelines and geographies. It ensures that our capital will be directed always to our top value-adding projects after ranking them on technical, strategic and economic criteria. It creates a healthy competition between our different business units which further helps push performance and it also provides greater comfort in volatile markets by allowing us to easily add or remove projects depending on oil prices and project performance – and to fine-tune our desired risk exposure.

Thank You

Our sincere thanks and appreciation to our investors – old and new alike – who have partnered with us, believe in our project, and support our efforts. In the second half of 2016, we started a concerted campaign to reach out to new investors and better align our market value with the underlying asset value we have unlocked in the field. As a result, our stock trading volumes have begun to accelerate (now at levels exceeding $1.5 million per day) and which has opened up shareholder participation to the wider investment community.

As always, your comments and recommendations are welcomed and appreciated. We please invite you to visit us in the field or at any of our offices to get to know us better and learn first-hand how we work.

We look forward to delivering and reporting to you on our results in 2017.

Sincerely,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 7, 2017